EXHIBIT 4.28

Letter to Registered Owners

July 17, 2003

Dear Fellow Partner,

        I am pleased to announce our new Distribution Reinvestment Plan which is available to owners of common units of Enterprise Products Partners L.P. The Plan provides a simple, convenient and no-cost means of investing in Enterprise’s common units.

Plan Highlights:

•	You may participate in the Plan if you currently are a unitholder of record of our common units or if you own our common units through your broker (by having your broker participate on your behalf).

•	You may purchase additional common units by reinvesting all or a portion of the cash distributions paid on your common units.

•	You may purchase our common units through the Plan at a discount ranging from 0% to 5% (currently set at 5%) without paying any service fees, brokerage trading fees or other charges. (Note: If you participate in the Plan through your broker, you should consult with your broker; your broker may charge you a service fee for participating on your behalf.)

        Your participation in the Plan is voluntary, and, if you elect to participate in the Plan, you may terminate your participation in the Plan at any time. You should read carefully the enclosed prospectus before deciding to participate in the Plan.

        Should you decide to participate, an enrollment form, which is only applicable to Enterprise units registered in your name, and a return envelope is included for your convenience. You may also register online by visiting the Investor ServiceDirect® section of Mellon Investor Services’ website at www.melloninvestor.com.

        Sincerely,

        /s/ O. S. Andras

        O. S. Andras
        President and Chief Executive Officer

This letter does not constitute an offer to sell or a solicitation of an offer to buy the limited partner units described in letter, nor shall there be any sale of these limited partner units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offer is being made only through the prospectus, which is part of a registration statement that became effective on July 16, 2003.